

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

July 17, 2006

C. Michael Nurse
Siteworks Building and Development Co.
6464 N. W. 5th Court
Ft. Lauderdale, Florida 33039

Re: Siteworks Building and Development Co.
Item 4.02 Form 8-K/A – Supplemental Response
Faxed July 12, 2006
File No. 001-32528

Dear Mr. Nurse:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Item 4.02

1.   Please upload in EDGAR as correspondence the information you faxed to us on June 12, 2006.

2.   We note your revision with respect to our previous comment 1. Revise your "explanatory note" on page 2 to refer to the filing date of your anticipated revised Form 8-K or revise to remove the date reference.

3.   We note your revision with respect to our previous comment 2 stating "The restated 2004 financial statements may be relied upon." Since the restated 2004 financial statements are included in the Forms 10-KSB as of December 31, 2005

filed on May 19, 2006 and July 6, 2006, and are not filed in a revised Form 10-KSB as of December 31, 2004, please disclose the filing date(s) of the 2004 financial statements that can and cannot be relied upon.

4.   With respect to our previous comment 4, we reiterate our request for you to disclose the total dollar amount and the initial period affected by the restatement.

5.   With respect to our previous comment 5, we reiterate our request for you to disclose the total dollar amount and the specific accounts impacted by the restatement.

6.   With respect to our previous comment 6, you state the "2006 10QSB reports will be filed with the required time limits…." However, our previous comment requested you tell us the specific date you plan to file the revised Forms 10-QSB for 2005. We reiterate our request for this information.

7.   We re-issue our previous comment 7 as you do not appear to have addressed this comment.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355.

                                Sincerely,

                                Babette Cooper
                                Staff Accountant